October 15, 2012

Frank Wyman

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4720

Re:	PharMerica Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 9, 2012

File No. 001-33380

Dear Mr. Wyman:

This letter responds to the telephonic conversation held on October 15, 2012 between Berard Tomassetti, myself and you. The conversation was intended to clarify what may appear as a contradiction in our letter to the United States Security and Exchange Commission (herein referred to as the “Commission”) dated September 11, 2012 which was in response to the original letter from the Commission dated August 27, 2012. The apparent contradiction related to management’s response and proposed disclosure for comments #1 and #3. Based upon our telephonic conversation, we have revised our comments with the highlighted changes reflected below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Cost of Goods Sold, page 62

1.	You attribute the 114 bps decrease in total drug costs to higher rebates on generic drugs from changes in the Amended Prime Vendor Agreement with AmerisourceBergen. Please provide us proposed disclosure to be included in future periodic filings that describes how the new terms in this agreement increased the rebates recognized in 2011 and, if this increase is not indicative of future trends, that discusses the expected effect of these changes on your future results of operations.

Management’s response:

In the 2011 Form 10-K, it was stated that the change in overall drug costs for the year ended December 31, 2011 decreased as a percent of revenues 114 bps, when compared to the year ended December 31, 2010 due primarily to higher rebates on generic drugs as a result of the Amended and Restated Prime Vendor Agreement and implementation of changes in branded pharmaceutical purchasing practices.

The Amended and Restated Prime Vendor Agreement, which became effective January 1, 2011, entitles PharMerica to additional rebates, based upon our purchasing volume as well as increased brand drug purchasing flexibility, which the Corporation was not afforded under the prior agreement. Increased flexibility allows the Corporation to contract directly with manufacturers for which one of the possible outcomes is more rebate opportunities. Direct contracting with the manufacturers counts towards our requirement to purchase substantially all brand and generic drugs through ABDC, as long as the products are distributed by ABDC. Because the comparison for the year ended December 31, 2011 included the benefits of the Amended and Restated Prime Vendor Agreement while the prior year did not we do not expect the year over year trend to continue.

In PharMerica’s Form 10-K for the year ending December 31, 2012, the disclosure specific to the comparison of the year ended December 31, 2011 to the year ended December 31, 2010 will be revised to describe how the new terms of the Amended and Restated Prime Vendor Agreement increased the rebates recognized. The disclosure for the year ended December 31, 2012 Form 10-K is proposed as follows:

Cost of Goods Sold - MD&A

Overall total drug costs decreased as a percentage of revenues 114 bps due primarily to higher rebates on generic drugs as a result of the Amended and Restated Prime Vendor Agreement (the “Amended Prime Vendor Agreement”) and implementation of changes in branded pharmaceutical purchasing practices. The Amended Prime Vendor Agreement entitled the Corporation to additional rebates not afforded to the Corporation under the prior agreement. These additional rebates are as a result of increased purchasing flexibility which allows the Corporation to contract directly with the manufacturers as well as higher generic rebates from AmerisourceBergen. Direct contracting with the manufacturers counts towards our requirement to purchase substantially all brand and generic drugs through ABDC, as long as the products are distributed by ABDC.

Notes 6 – Commitments and Contingencies

Prime Vendor Agreement, page F-29

3.	Your disclosure of the Amended Prime Vendor Agreement with AmerisourceBergen indicates that it represents a material commitment and contingency. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the nature of this commitment and contingency.

Management’s response:

The Amended and Restated Prime Vendor Agreement between AmerisourceBergen Corporation and PharMerica requires PharMerica to purchase substantially all of its brand drug and non-injectable generic drug purchases from AmerisourceBergen Drug Corporation (a wholly owned subsidiary of AmerisourceBergen Corporation). PharMerica’s inability to achieve the required branded and generic purchasing could result in increased costs of drugs under the terms of the Amended and Restated Prime Vendor Agreement however direct contracting contributes to the requirements as long ABDC remains the distributor.

In PharMerica’s Form 10-Q for the quarterly period ending September 30, 2012 the disclosure will be revised to clarify the description of and quantify the nature of the Amended and Restated Prime Vendor Agreement with AmerisourceBergen. The prospective disclosure for the third quarter 2012 Form 10-Q is proposed as follows:

Footnote 6 - Prime Vendor Agreement

On January 4, 2011, the Corporation entered into an Amended and Restated Prime Vendor Agreement for Long-Term Care Pharmacies by and between AmerisourceBergen Drug Corporation (“ABDC”), a wholly owned subsidiary of AmerisourceBergen Corporation, the Corporation, Pharmacy Corporation of America and Chem Rx Pharmacy Services, LLC (the “Amended Prime Vendor Agreement”). The Amended Prime Vendor Agreement became effective on January 1, 2011 and, upon its effectiveness, superseded in its entirety the Prime Vendor Agreement for Long-Term Care Pharmacies entered into as of August 1, 2007 between the Corporation and ABDC.

The Amended Prime Vendor Agreement incorporates Chem Rx and is otherwise substantially the same in scope except for modifications to select sourcing and rebate terms. The term of the Amended Prime Vendor Agreement was extended until September 30, 2013, with one-year automatic renewal periods unless either party provides prior notice of its intent not to renew. The Amended Prime Vendor Agreement requires the Corporation to purchase substantially all brand and non-injectable generic drugs from ABDC. The Amended Prime Vendor Agreement does provide the flexibility for the Corporation to contract directly with the manufacturer with these purchases being considered in the contractual requirements as long as ABDC is the distributor.

If the Corporation fails to adhere to this contractual provision ABDC has the ability to increase the Corporation’s drug pricing under the terms of the Amended Prime Vendor Agreement.

Sincerely,

/s/ Michael J. Culotta
Michael J. Culotta
Executive Vice President and
Chief Financial Officer